FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2018 Results and Conference Call,
Annual Meeting of Shareholders and Completion of Annual Filings

Toronto, Ontario (March 29, 2018) - Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2018 financial results after market close on Tuesday, May 1, 2018. Senior management will host a conference call on Wednesday, May 2, 2018 at 11:00 am ET to discuss the results. The Company will hold its 2018 Annual Meeting of Shareholders (the “Annual Meeting”) on Monday, May 7, 2018.

The Company has also filed its 2017 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2017, with the SEC on EDGAR as well as the Canadian securities authorities on SEDAR. These documents are also available at www.alamosgold.com and a hard copy will be provided to shareholders free-of-charge upon request.

Notice of First Quarter 2018 Results and Conference Call

The Company's senior management will host a conference call on Wednesday, May 2, 2018 at 11:00 am ET to discuss the first quarter 2018 results.

Participants may join the conference call by dialling (416) 340-2216 or 1-800-273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until May 30, 2018 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4178075#. The webcast will be archived at www.alamosgold.com.

Notice of Annual Meeting of Shareholders

The Company will hold its Annual Meeting on Monday, May 7, 2018 beginning at 4:00 pm ET at the TMX Gallery, 130 King Street West, Toronto, Ontario. Senior management will provide a general corporate update followed by an informal question-and-answer session. The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is March 23, 2018

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in

TRADING SYMBOL: TSX:AGI NYSE:AGI

northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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